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CEO at Structure & Scale

Washington D.C. Metro Area

Message ···

Structure & Scale

Middlebury College

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332 connections

Experienced Entrepreneur & Senior Executive with broad professional success in Start-Ups, Sales, Restructuring, and Innovation. Working with established & growth organizations, I partner with clients to find the gaps and bring best practice in sales, systems, and strategic partners.

Experience

CEO
Structure & Scale
Mar 2018 – Present • 4 mos
Washington D.C. Metro Area

Structure & Scale is a strategic consulting practice accelerating digital health and health care start-ups to scale, through innovation, sales/systems and strategic partnerships.

Chief Operating Officer
Patient-Centered Primary Care Collaborative
Feb 2017 – Feb 2018 • 1 yr 1 mo
Washington D.C. Metro Area

Served as operations leader for unique, multi-stakeholder collaborative committed to advanced primary care. Returned organization to profitability in less than 10 months, with projected 40% increase in revenue for 2018.

Senior Director, Health Plan Sales
Omada Health
Feb 2016 – Feb 2017 • 1 yr 1 mo
Washington D.C. Metro Area

Developed strategic relationships with health payer leadership and care delivery teams to adopt Omada, a digital health platform for persons with prediabetes. Focused on evidence, population health and employer needs.

Smith Family Business Initiative at Cornell University

Advisory Board Member
Smith Family Business Initiative at Cornell University
2014 – Jul 2016 • 2 yrs
Ithaca, New York Area

The Smith Family Business Initiative serves as a global leader in the research, networking and dynamics of global family business. Founded with a $10 million gift, this first Advisory Board


University

worked to build vision for family business, which represent 80% of the world's privately head companies.


Clarion Consultin g

CEO

Clarion Consulting

Jan 2014 – Jan 2016 • 2 yrs 1 mo

Middlebury, Vermont

Clarion, a growth-focused consulting firm, engaged companies & institutions seeking to boost sales, streamline operations and maximize talent. Projects included commercialization and successful grant award ($800K) for university research (medical) spin-out & meaningful capital raise for mobile app company, one of Apple's preferred vendors;

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Education


Middle bury College

Middlebury College

B.A., History and Mandarin Chinese

1982 – 1986

Activities and Societies: Extended semester study and travel in Taiwan and PRC - 1985.

Recipient of the Osher Prize, for best senior thesis in History, 1986.

Recipient of Middlebury College Alumni Achievement Award, 1998.

Skills & Endorsements

Entrepreneurship · 20


Endorsed by **Jonathan Moore and 1 other** who is highly skilled at this


Endorsed by **2 of Krista M.C.'s colleagues at Green Mountain Logic**

Strategy · 19

Johnny Li and 18 connections have given endorsements for this skill

Start-ups · 15


Endorsed by **Jonathan Moore**, who is highly skilled at this

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